January 5, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (250) 991-9316

Daniel B. O`Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
V8T 5G4, Canada

Re: 	Flexible Solutions International, Inc.
	Response to Correspondence Dated December 8, 2005 and
December
15, 2005,
Relating to Waiver Request and Amendment No. 1 to Registration
Statement on Form S-3 Filed June 27, 2005
	File No. 333-124751
	Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December
31, 2004
	Form 10-QSB for Fiscal Quarter Ended September 30, 2005
	File No. 1-31540

Dear Mr. O`Brien:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


WAIVER REQUEST DATED DECEMBER 8, 2005

1. In a letter dated December 8, 2005, you request that the staff waive the requirement to provide audited financial statements under
Rule 3-05 of Regulation S-X in a Form 8-K filing with respect to the
June 2004 Donlar acquisition. We will not waive the requirements of
Form 8-K.

However, we note that once the registrant files its audited financial statements for the year ended December 31, 2005, the assets and operations of Donlar will be included in the registrant`s post-acquisition consolidated results for a total of 18 months. For purposes of your pending registration statement, we will not object to the inclusion of Donlar`s post-acquisition assets and operations in the registrant`s consolidated financial statements for the years ended December 31, 2004 and 2005 as constituting substantial compliance with Rule 3-05 of Regulation S-X in lieu of the separate pre-acquisition financial statements of Donlar, provided that the following additional disclosures are provided in your 2005 Form 10-
KSB:

* It appears that the segment (BPCA) was created as a result of the
Donlar acquisition and includes all of the operations related to this
acquisition.  Please clarify your disclosure in MD&A and in Note
13
to state how this acquisition is reflected in your segments.

Please note that this conclusion does not relieve the registrant from its reporting responsibilities with respect to the Form 8-K reporting the Donlar acquisition.



FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8A. Controls and Procedures

2. Given the restatements to your financial statements, please provide us with a detailed explanation as to how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2004 as well as in subsequent interim periods.


Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. Please make arrangements with Cinnamon Jang Willoughby & Company to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422. Please amend your Form 10-KSB to make the appropriate revisions.

4. The report is dated March 15, 2004, which proceeds the period being audited. The audit report date description states that the effects of the restatement are described in note 2, whereas the explanatory paragraph referring to the restatement in the report refers to note 3. Please amend your Form 10-KSB to make the appropriate revisions.

      Notes to Financial Statements
Note 3.  Restatements as a Result of Correcting Stock-Based
Compensation Expense, page F-11

5. We note your response to prior comments 4 through 6. You state that half of the option for 1,000,000 shares was exercisable immediately at an exercise price of $4.25. It is not clear how you accounted for this half of the options. Please provide us with a detailed explanation of how you accounted for this half of the option. Your explanation should refer to the accounting literature used to determine the appropriate accounting.

6. Please provide us with a detailed explanation as to how you determined the amount of compensation expense to be recorded in connection with the option. Your explanation should include any estimates and assumptions used to determine the appropriate amount as well the calculation of the $54,080.

7. Tell us how you determined it was appropriate to classify the amount recorded related to these options as an operating expense instead of as a reduction of revenue. Your explanation should refer to Example 1 of Exhibit 01-9D to EITF 01-9

      Note 7.  Investments, page F-14

8. We note your response to prior comment 3. In your Form 8-K filed on June 18, 2003, you state that you have the option to buy 20% of Tatko any time until June 1, 2008 upon payment of a nominal fee of $1. As previously requested, tell us what considerations were given to the guidance provided by EITF 02-14. Your response should refer to each of the characteristics discussed in paragraph 6 of this EITF.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.

Sincerely,



Pamela A. Long
Assistant Director



      cc:	Deepak Nanda, Esq. (via facsimile 310/557-8475)
      	Foley & Lardner LLP
      	2029 Century Park East, Suite 3500
      	Los Angeles, California 90067
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Daniel B. O'Brien
Flexible Solutions International, Inc.
January 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE